As filed with the Securities and Exchange Commission on May 5, 2020
UNITED STATES OF AMERICA BEFORE THE SECURITIES AND EXCHANGE COMMISSION

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO

SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED,

DECLARING THAT ARCH COAL, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN
THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES

In the Matter of

ARCH COAL, INC.

File No. 812-15085

Please send all communications to:

Robert G. Jones, Esq.

Arch Coal, Inc.

One CityPlace Drive, Suite 300

St. Louis, Missouri 63141

(314) 994-2700

Nabil Sabki, Esq.

Latham & Watkins LLP

330 North Wabash Avenue, Suite 2800

Chicago, Illinois 60611

(312) 876-7700

This Application (including Exhibits) consists of 22 pages.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION 3(b)(2) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, DECLARING THAT ARCH COAL, INC. IS PRIMARILY ENGAGED IN A BUSINESS OTHER THAN THAT OF INVESTING, REINVESTING, OWNING, HOLDING, OR TRADING IN SECURITIES.

ARCH COAL, INC.
One CityPlace Drive, Suite 300
St. Louis, Missouri 63141

File No. 812-15085

I.                                        SUMMARY OF RELIEF REQUESTED

Arch Coal, Inc. (“Arch Coal” or the “Company”),1 a Delaware corporation listed on the New York Stock Exchange (NYSE: ARCH) with its principal executive office in St. Louis, Missouri, is one of the world’s largest coal producers. Arch Coal hereby files this amended and restated application (this “Application”) and applies for an order (the “Requested Order”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) pursuant to Section 3(b)(2) of the Investment Company Act of 1940, as amended (the “1940 Act”),2 finding and declaring that Arch Coal is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities and, therefore, is not an “investment company,” as such term is defined in the 1940 Act.3

The Requested Order would confirm the status of Arch Coal as an operating company that is primarily engaged in the business of coal production. As discussed herein, Arch Coal believes the Requested Order is necessary in light of the Company’s proposed participation in a strategic joint venture (the “Joint Venture”) with another publicly listed natural resource and mining company, Peabody Energy Corporation (“Peabody”), in support of the Company’s long-term business operations in the Western region of the United States.

A.            Definition of “Investment Company”

Section 3(a)(1) sets forth a three-prong test that broadly defines an “investment company” as any issuer that:

(A)                               is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities4 (the “Business Test”);

1 As used in this Application, references to “Arch Coal” and to the “Company” typically refer to the entity Arch Coal, Inc., but in some contexts such references also are intended to include its subsidiaries. The Company announced on May 1, 2020 that it is changing its name to Arch Resources, Inc., effective May 15, 2020. The Company’s announcement on Form 8-K is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1037676/000110465920055011/tm2018336d1_8k.htm.

2 Unless otherwise indicated, all references to sections and rules herein are references to those sections and rules under the 1940 Act.

3 This Application amends and restates the initial application filed by Arch Coal with the Commission on December 20, 2019. The amendments and restatements contained herein reflect comments received from the Commission on March 18, 2020.

4 Section 2(a)(36) defines a security as “any note, stock, treasury stock, security future, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security (including a certificate of deposit) or on any group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency, or, in general, any interest or instrument commonly known as a ‘security’, or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing.”

(B)                               is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding; or

(C)                               is engaged or proposes to engage in the business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities5 and cash items) on an unconsolidated basis (the “40% Test”).

As a result of the accounting requirements of the 40% Test, an issuer that prepares its financial statements on a consolidated basis with its subsidiaries and does not prepare separate financial statements (including separate financial statements of each of its subsidiaries, as applicable) on an unconsolidated basis may not be able to apply the 40% Test without undertaking significant additional accounting work. However, a related rule may provide a more efficient method for such an issuer to determine its status under the 1940 Act. Specifically, notwithstanding the 40% Test, Rule 3a-1 provides that an issuer will not be deemed an “investment company” if, on a consolidated basis with its wholly-owned subsidiaries,6 no more than 45% of the issuer’s total assets (exclusive of Government securities and cash items) (the “Asset Test”) consists of, and no more than 45% of the issuer’s net income after taxes over the last four fiscal quarters combined (the “Income Test”) is derived from, securities other than: (i) Government securities; (ii) securities issued by employees’ securities companies; (iii) securities of certain majority-owned subsidiaries7 of the issuer that are not investment companies; and (iv) securities of certain companies that are controlled primarily8 by the issuer that are not investment companies. For purposes of this Application, assets that constitute investment securities for the 40% Test and that would be included in the numerator for the Asset Test, as applicable, are referred to as “bad” assets (collectively, “Bad Assets”). All other assets, except for Government securities (“U.S. Government Securities”) and cash items, are referred to as “good” assets (collectively, “Good Assets”).

In order to rely on Rule 3a-1, an issuer must satisfy each of the Asset Test and the Income Test (together, the “45% Tests”) and additionally must not: (i) hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities; (ii) be engaged or propose to engage

5 Section 2(a)(16) defines a Government security as “any security issued or guaranteed as to principal or interest by the United States, or by a person controlled or supervised by and acting as an instrumentality of the Government of the United States pursuant to authority granted by the Congress of the United States; or any certificate of deposit for any of the foregoing.”

6 Section 2(a)(43) defines a wholly-owned subsidiary of a person as “a company 95 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a wholly-owned subsidiary of such person.”

7 Section 2(a)(24) defines a majority-owned subsidiary of a person as “a company 50 per centum or more of the outstanding voting securities of which are owned by such person, or by a company which, within the meaning of this paragraph, is a majority-owned subsidiary of such person.”

8 In this regard, the staff (the “Staff”) of the Division of Investment Management of the SEC has stated that a company is not “controlled primarily” by an issuer within the meaning of Rule 3a-1 unless (i) the issuer “controls” the company by virtue of owning 25% or more of the voting securities of the company and (ii) the degree of the issuer’s control is greater than that of any other person. See Health Communications Services, Inc., SEC Staff No-Action Letter (Apr. 26, 1985).

in the business of issuing face-amount certificates of the installment type, or have been engaged in such business and have any such certificate outstanding; or (iii) be a special situation investment company.9

B.            Status of the Company under the 1940 Act

Arch Coal prepares consolidated financial statements, which are audited and made publicly available in the Company’s filings on Form 10-Q and Form 10-K. Arch Coal does not prepare financial statements on an unconsolidated basis. While the Company believes it is not an investment company on the basis of the 40% Test (as described in Section IV.C.4 herein), Arch Coal has not performed the significant accounting work of examining each of its subsidiaries on a unconsolidated basis as required by the 40% Test. Therefore, rather than examine the status of Arch Coal under the 40% Test, this Application focuses on examining the status of Arch Coal under Rule 3a-1 with reference to the Company’s existing consolidated financial statements.

Currently, Arch Coal is not an investment company on the basis of Rule 3a-1. Specifically, Arch Coal is not, does not hold itself out as being, and does not propose to become engaged primarily in the business of investing in securities. Therefore, as will be discussed in detail in this Application, Arch Coal believes that it is not an investment company on that basis. Furthermore, Arch Coal does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Arch Coal is not an investment company on that basis. Moreover, Arch Coal has not and does not secure control of other companies primarily for the purpose of making a profit in the sale of the securities of any such controlled company. Instead, Arch Coal has acquired interests in other mining companies primarily for the purpose of operating the underlying mining assets. Divestitures of such interests typically occur only upon a change in strategic direction and after operating the mining assets for multiple years (in general, most divestitures occur after operating the mining assets for at least 10 years). While Arch Coal has historically held—and currently holds (as described in Section IV.C.4 herein)—interests in joint ventures, such joint venture arrangements are at all times directly related to the Company’s core business or are intended to maximize the operating efficiency and value of the Company’s coal reserves or related assets. Therefore, Arch Coal is not a special situation investment company. Finally, based on Arch Coal’s consolidated financial statements as of March 31, 2020, the Company passes the 45% Tests.

However, subsequent to entering into the Joint Venture, the Company’s ability to pass the Asset Test and/or the Income Test may become uncertain. In broad terms, each of Arch Coal and Peabody will contribute various assets—primarily property, plant and equipment as well as inventory—to the Joint Venture. The Joint Venture will then operate mines in Wyoming and Colorado. Arch Coal will have significant board representation and control rights over the Joint Venture, as described in Section II.B herein, but the Company’s interest in the Joint Venture (the “JV Interest”) will represent 33.5% of the total economic and voting rights of the Joint Venture, while Peabody will hold the remaining 66.5% of the economic and voting rights. Consistent with this allocation, the Joint Venture will be governed by a board of managers consisting of five managers. Peabody or one of its affiliates will serve as operator of the Joint Venture and in such capacity will manage the day-to-day operations of the Joint Venture under the oversight of the board of managers. Peabody will have the right to appoint three managers, who will collectively represent 66.5% of the voting rights on the board of managers, and Arch Coal will have the right to appoint two managers, who will collectively represent 33.5% of the voting rights on the board of managers. Therefore, the Joint Venture will constitute neither a majority-owned subsidiary of Arch Coal nor a company that is controlled primarily by Arch Coal. As a result, the proposed contribution of assets to the Joint Venture by Arch Coal could effectively convert Good Assets (e.g., property, plant and equipment) into a potentially Bad Asset (i.e., the JV Interest) such that, depending on various factors such as fluctuations in relevant commodity prices, Arch Coal may be unable to rely upon Rule 3a-1.

9 The proposing release for Rule 3a-1 defines special situation investment companies as “companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” 1940 Act Release No. 10937 (Nov. 13, 1979) (proposing Rule 3a-1).

C.            Requested Order

The Requested Order will permit Arch Coal, acting in the manner described in this Application, to continue to be primarily engaged in the business of coal production—directly and through its subsidiaries, including the Joint Venture and two controlled companies, as described herein—without being subject to the provisions of the 1940 Act. The Company believes the Requested Order is warranted because Arch Coal is primarily engaged, and will continue to be primarily engaged, in a business other than a business of investing, reinvesting, owning, holding, or trading in securities within the meaning of Section 3(b)(2), as determined by an application of the factors set forth in the seminal case distinguishing operating companies from investment companies, In re Tonopah Mining Co., 26 S.E.C. 426 (1947) (“Tonopah Mining”).

II.                                   BACKGROUND

A.            The Company

The Company’s business is the production of coal used for electric power generation (thermal coal) and steel production (metallurgical coal) from surface and underground mines located throughout the United States. The Company sells coal to utilities, industrial companies, and steel producers in the United States and around the world. For the year ended December 31, 2019, Arch Coal sold approximately 90 million tons of coal. Substantially all of the Company’s revenues are generated directly or indirectly from the sale of coal. Except for two controlled companies, which are described in Section IV.C.4 herein, all of the Company’s subsidiaries are wholly-owned subsidiaries of the Company.10

The Company currently operates 8 active mines in the United States, with mining complexes located in West Virginia, Illinois, Wyoming, and Colorado. As of December 31, 2019, the Company owned or controlled, primarily through long-term federal and state leases, approximately: 28,292 acres of coal land in Ohio; 1,060 acres of coal land in Maryland; 10,095 acres of coal land in Virginia; 323,736 acres of coal land in West Virginia; 81,470 acres of coal land in Wyoming; 268,337 acres of coal land in Illinois; 33,272 acres of coal land in Kentucky; 9,840 acres of coal land in Montana; 21,802 acres of coal land in New Mexico; 358 acres of coal land in Pennsylvania; and 19,146 acres of coal land in Colorado. Through these coal lands, the Company owned or controlled approximately 1.8 billion tons of proven and probable recoverable coal reserves as of December 31, 2019. Approximately 28% of the Company’s coal reserves were held in fee as of December 31, 2019, with the balance controlled by leases, most of which do not expire until the exhaustion of mineable and merchantable coal.

As is customary in the sales of thermal quality coal, the Company enters into fixed price, fixed supply contracts, the terms of which sometimes are longer than one year, with many of its customers. Multiple-year contracts usually have specific and possibly different volume and pricing arrangements for each year of the contract. Multi-year contracts allow customers to secure a supply for their future needs and provide the Company with greater predictability of sales volume and sales prices. In 2019, Arch Coal sold approximately 82.2 million tons of thermal coal, with approximately 93% of such volume sold under fixed price contracts and approximately 7% of such volume sold under contracts with prices tied to the corresponding coal quality index.

On the other hand, contracts for metallurgical quality coal typically have a duration of one year or less; thus, pricing volatility is quickly realized in revenues, income and fair value. In 2019, Arch Coal sold approximately 7.0 million tons of metallurgical coal, with approximately 19% of such volume sold under annual fixed price contracts and the remaining volume sold under contracts with prices tied to an underlying coal quality index or negotiated at the time of delivery of each shipment.

The Company’s profitability and the value of its coal reserves depend largely upon the prices received for coal, and the coal markets can be volatile, with substantial constraints posed by natural gas, renewable fuels, and other energy sources on the Company’s thermal coal prices. In particular, coal prices are tied to coal

10 Arch Coal also holds a 50% equity interest in The Sycamore Group, LLC, an inactive subsidiary that owns a non-operational mine. The value of this equity interest is immaterial relative to the Company’s total assets (approximately 0.01% of total assets).

consumption patterns, which are influenced by many uncontrollable factors, including, in the case of thermal coal, competition from natural gas and alternative fuels. For power generation, the price of coal is affected principally by the price of other non-coal forms of power production (particularly natural gas), regulatory limits on using coal, taxes, the weather, economic conditions, and other factors. For metallurgical coal, the price of coal is affected by the supply, demand, and price of competitive coal, transportation, the price of steel, demand for steel, as well as regulations, taxes, and economic conditions. Further, market prices for coal-related commodities are prone to unpredictable and sometimes large fluctuations, and market demand for thermal coal versus metallurgical coal may diverge. As a result of these factors, Arch Coal’s business operations and the value of its assets are also subject to significant volatility.

Moreover, although the U.S. coal industry has consolidated in recent years—with some of the Company’s major competitors having consolidated—substantial overcapacity still exists. The Company filed for and emerged from Chapter 11 bankruptcy protection in 2016, as discussed in Section IV.C.1 herein. Several other large coal companies have also filed (and others may file) for bankruptcy. The coal industry also faces intense competition from other energy sources, including natural gas and renewables. Natural gas pricing has declined significantly in recent years, causing demand for coal to decrease and thereby reducing the price of coal. Sustained periods of low natural gas prices have also contributed to utilities phasing out or closing existing coal-fired power plants, and continued low prices, coupled with a stringent regulatory environment, likely will reduce or eliminate construction of any new coal-fired power plants. In addition, several states have enacted legislation mandating that electricity suppliers use renewable energy sources to generate a certain percentage of power. Any corresponding reduction in the amount of coal consumed by electric power generators likely will reduce the price of coal that the Company mines and sells, thereby reducing the Company’s revenues and adversely affecting its business.

B.            The Joint Venture

On June 18, 2019, in a strategic effort to achieve cost savings and seek to remain competitive with natural gas and renewable energy sources, Arch Coal entered into a definitive implementation agreement (the “Implementation Agreement”) with Peabody to establish the Joint Venture, which will combine the respective Powder River Basin11 and Colorado mining operations of Arch Coal and Peabody. Pursuant to the terms of the Implementation Agreement, Arch Coal will hold a 33.5% economic interest in the Joint Venture and Peabody will hold a 66.5% economic interest in the Joint Venture. At the closing of the transactions contemplated by the Implementation Agreement, certain of the respective subsidiaries of Arch Coal and Peabody will enter into an Amended and Restated Limited Liability Company Agreement (the “LLC Agreement”). Under the terms of the LLC Agreement, the governance of the Joint Venture will be overseen by the Joint Venture’s board of managers, which will initially be comprised of three representatives appointed by Peabody and two representatives appointed by Arch Coal. Decisions of the board of managers will be determined by a majority vote, subject to certain specified matters set forth in the LLC Agreement that will require a supermajority vote and, therefore, be subject to Arch Coal’s control in certain circumstances. Matters requiring a supermajority vote include, but are not limited to:

•                  transferring or otherwise disposing of all or substantially all of the assets of the Joint Venture;

•                  winding up, liquidating, or dissolving the Joint Venture;

•                  any reorganization, restructuring, or merger, amalgamation, consolidation, or similar business combination involving the Joint Venture;

11 The Powder River Basin is located in northeastern Wyoming and southeastern Montana and is the largest producing region in the United States. Coal from this region is sub-bituminous coal with low sulfur content ranging from 0.2% to 0.9% and heating values ranging from 8,300 to 9,500 British thermal units (Btu). The price of Powder River Basin coal is generally less than that of coal produced in other regions because Powder River Basin coal has a lower heat content; however, it is produced from thick seams using surface recovery methods and, thus, has a lower cost of production relative to other regions.

•                  issuing, or agreeing to issue, any additional membership interests or other equity securities of the Joint Venture, except to the existing members in accordance with the terms of the LLC Agreement;

•                  changing the rights, privileges, and preference of the holders of any membership interest, or subdividing, consolidating, or reorganizing any membership interests;

•                  redeeming, purchasing for cancellation, or otherwise retiring any outstanding membership interest;

•                  undertaking any business activity unrelated or not reasonably ancillary to exploration, development, and mining in Wyoming, Colorado, and Montana and transporting, distributing, processing, marketing, and selling coal;

•                  amending the LLC Agreement;

•                  approving certain budgets and capital plans (or approving any modifications thereto);

•                  incurring any capital expenditures that are not reflected in any approved budget or approved capital plan, other than certain permitted variances;

•                  declaring or making any distribution, other than monthly distributions in cash pursuant to the LLC Agreement;

•                  incurring indebtedness for borrowed money in an aggregate principal amount in excess of $50 million;

•                  acquiring any businesses or assets for consideration which exceeds, in the aggregate, $25 million during any fiscal year, other than acquisitions of supplies and other assets in the ordinary course of business and acquisitions reflected in an approved budget or approved capital plan;

•                  transferring or otherwise disposing of any businesses or assets with a fair market value which exceeds, in the aggregate, $25 million during any fiscal year, other than certain transfers or dispositions of coal and other finished products or other assets in the ordinary course of business and certain transfers or dispositions reflected in an approved budget;

•                  appointing the Joint Venture’s senior executive or removing the Joint Venture’s senior executive if prior to a twelve-month term (except if removed for cause);

•                  approving or modifying various enumerated accounting and tax matters;

•                  settling proceedings or other governmental matters that could have a material adverse impact on either member’s operations outside of the Joint Venture by reason of its binding legal precedential effect;

•                  entering into certain affiliated transactions and reimbursing certain third party costs and operator shared services costs or making any material amendments thereto; and

•                  entering into any supply agreement, transportation agreement, or similar type of agreement that over its term could create an aggregate obligation of the Joint Venture in excess of $50 million and that is not reflected in an approved budget or approved capital plan.

Peabody, or one of its affiliates, will initially be appointed as the operator of the Joint Venture and will manage the day-to-day operations of the Joint Venture, subject to the supervision of the Joint Venture’s board of managers. However, the Peabody entity serving as operator will automatically be removed as the operator if (i) Peabody ceases to be the majority member of the Joint Venture, (ii) the Peabody entity serving as operator is no longer an affiliate of Peabody, or (iii) a court of competent jurisdiction issues a final, non-appealable order determining that the operator has either (1) committed a material breach of its obligations as operator set forth in the LLC Agreement and has failed to cure such breach within the periods set forth therein or (2) acted with gross negligence or engaged in willful misconduct in the performance of its obligations as operator. The replacement operator will be appointed as set forth in the Implementation Agreement and the LLC Agreement. The board of managers is expected to meet on a monthly basis to review operational results and budgets as well as to declare distributions.

Formation of the Joint Venture is subject to certain closing conditions, including the termination or expiration of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and Arch Coal having obtained the Requested Order.

III.                              REASON FOR REQUESTING RELIEF

Since Arch Coal’s formation, it has been, directly and through its subsidiaries, primarily engaged in the business of coal production. Arch Coal does not believe it is currently, or has ever been, primarily engaged in the business of investing, reinvesting, owning, holding or trading in securities.

Subsequent to the formation of the Joint Venture, Arch Coal believes that it will continue to be primarily engaged in the business of coal production and not in the business of investing, reinvesting, owning, holding or trading in securities. Arch Coal seeks to form the Joint Venture in order to further its business of coal production in the interests of its shareholders and customers. Indeed, Arch Coal believes that operating a substantial portion of its business through the Joint Venture is essential to its overall business strategy, as the Joint Venture is expected to unlock significant synergies that would not have been otherwise achievable and enhance the competitiveness of the Company’s ordinary course business operations in the face of increasing competition from competing energy sources.

As discussed in Section II.B herein, Arch Coal will have significant voting rights with respect to the Joint Venture, will actively participate in significant decisions concerning the operations of the Joint Venture, and will exercise a substantial level of oversight over the performance of Peabody as operator of the Joint Venture. Therefore, Arch Coal will have a significant impact on the generation of profits by the Joint Venture.

Nonetheless, Arch Coal is seeking the Requested Order because the Joint Venture will constitute neither a majority-owned subsidiary of Arch Coal nor a company that is controlled primarily by Arch Coal. As a result, in the absence of the Requested Order, the Company is expecting to conservatively treat the JV Interest as a Bad Asset. Therefore, the proposed contribution of assets to the Joint Venture by Arch Coal could effectively convert Good Assets (e.g., property, plant and equipment) into a potentially Bad Asset (i.e., the JV Interest) such that Arch Coal may be unable to rely upon Rule 3a-1. This is in part due to ongoing valuation issues, including the possibility that the volatile nature of the Company’s industry and relevant commodity prices could cause Arch Coal to inadvertently fail the Asset Test (e.g., if the value of certain assets fell suddenly) and/or the Income Test (e.g., if prices for metallurgical coal were to reach depressed levels over the course of 2-4 quarters) in any given quarter. It is important to note that metallurgical pricing has historically been more volatile than thermal coal pricing, with prices for Arch Coal’s primary product ranging from as low as $75 (on per metric ton basis) to as high as $295 over the last five years. Additionally, contracts for the sale of metallurgical coal typically have a duration of one year or less; thus, pricing volatility is quickly realized in revenues, income and fair value.

Applying the book value of the Company’s assets (consistent with its publicly available consolidated financial statements, as discussed in Section IV.C.4 herein), the proposed contribution of assets to the Joint Venture by the Company would appear to cause the Asset Test to reach approximately 50%. However, the fair value of the JV Interest would likely be lower than the book value of the JV Interest due to, among other factors, the general liquidity of the JV Interest and the volatility of the coal industry. Thus, a pro forma analysis based on the fair value of the Company’s assets—consistent with the deference granted under Section 2(a)(41) to an issuer’s board of directors to determine, in good faith, the “fair value”12 of securities for which reliable market

12 Neither Section 2(a)(41) nor any other provision of the 1940 Act defines the term “fair value” or provides guidance as to how the board of directors is to determine fair value in good faith. Indeed, both the Commission and the Staff have noted that “[i]n some circumstances value can be determined fairly in more than one way.” See, e.g., ASR 118, 1940 Act Release No. 6295, [1937-1982 Transfer Binder] Fed. Sec. L. Rep. (CCH) (Accounting Series Release 118) ¶ 172,140, at 62,294 (Dec. 23, 1970); Former Guide 28 to Form N-lA, 1940 Act Release No. 13436, 48 Fed. Reg. 37928, 1983 S.E.C. LEXIS 1030, at *221 (Aug. 12, 1983). See also Guide 27 to Form N-3, 5 Fed. Sec. L. Rep. (CCH) ¶ 60,532 at 60,350 (2001) (“Sometimes, value can be determined fairly in more than one way.”). Similarly, in a letter from Douglas Scheidt, Associate Director and Chief Counsel, Division of Investment Management, SEC, to Craig S. Tyle, General Counsel, Investment Company Institute, available at https://www.sec.gov/divisions/investment/guidance/tyle120899.htm (Dec. 8, 1999), the Staff stated that “fair value pricing is [not] an inelastic concept” and that “no single standard exists for determining fair value in good faith.” The Commission also has stated that, when determining fair value, there is no “one right figure.” Rather, “[f]airness is a range, not a point.” Christiana Sec. Co., 1940 Act Release No. 8615, 45 S.E.C. 649, 669 (Dec. 13, 1974), rev’d, Collins v. SEC, 532 F.2d 584 (8th Cir. 1976), rev’d, E.I. Du Pont de Nemours & Co. v. Collins, 432 U.S. 46 (1977) (affirming the SEC’s opinion). Accord Report of Investigation in the Matter of Greater Washington Investors, Inc., 1934 Act Release No. 15673 (Mar. 22, 1979) (the Commission stated that “the valuation of venture-type investments is difficult and that there is no precise valuation for each investment”). Moreover, the Commission has characterized any such valuation as “at best a matter of considerable imprecision.” See Parco Managers Corp., 1940 Act Release No. 10325, 46 S.E.C. 1289, 1294 (July 17, 1978) (internal quotation marks omitted). See also Christiana Sec. Co., 1934 Act Release No. 8615, 45 S.E.C. at 659 n.38 (the value of closely held securities is “not susceptible to precise determination”) (internal quotation marks and citation omitted); La Salle Street Capital Corp., 1940 Act Release No. 6639, 44 S.E.C. 655, 662 (Aug. 23, 1971) (same).

quotations are not readily available—suggests that the proposed contribution of assets to the Joint Venture by the Company would cause the Asset Test to reach a percentage below 45% but not significantly below that threshold amount. That is, based on a fair value analysis, the Company would pass the Asset Test immediately after contributing its assets to the Joint Venture—but by a margin that is too close for comfort, given the Asset Test is an ongoing quarterly test.

Accordingly, Arch Coal’s ability to rely upon Rule 3a-1 after the formation of the Joint Venture is uncertain. Therefore, Arch Coal submits this Application for an order pursuant to Section 3(b)(2) declaring that it is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities and, therefore, is not an “investment company,” as such term is defined in the 1940 Act.

IV.                               DISCUSSION

A.            Definition of “Investment Company”

A company is an “investment company” under Section 3(a)(1) and required to register with the Commission if it is an “issuer” and it (i) “is or holds itself out as being engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities” (i.e., the Business Test), (ii) “is engaged or proposes to engage in the business of issuing face-amount certificates of the installment type, or has been engaged in such business and has any such certificate outstanding,” or (iii) “is engaged or proposes to engage in the business of investing, reinvesting, owning, holding or trading in securities, and it owns or proposes to acquire investment securities having a value exceeding 40 per centum of the value of such issuer’s total assets (exclusive of Government securities and cash items) on an unconsolidated basis” (i.e., the 40% Test).

Section 3(a)(2) defines “investment securities” as “all securities except (A) Government securities, (B) securities issued by employees’ securities companies, and (C) securities issued by majority-owned subsidiaries of the owner which (i) are not investment companies, and (ii) are not relying on the exception from the definition of investment company in [Sections 3(c)(1) or 3(c)(7)].”

Notwithstanding the 40% Test, Rule 3a-1 provides that an issuer will not be deemed an “investment company” if, on a consolidated basis with its wholly-owned subsidiaries, no more than 45% of the issuer’s total assets (exclusive of Government securities and cash items) (i.e., the Asset Test) consists of, and no more than 45% of the issuer’s net income after taxes over the last four fiscal quarters combined (i.e., the Income Test) is derived from, securities other than: (i) Government securities; (ii) securities issued by employees’ securities companies; (iii) securities of certain majority-owned subsidiaries of the issuer that are not investment companies; and (iv) securities of certain companies that are controlled primarily by the issuer that are not investment companies. As previously discussed, for purposes of this Application, assets that constitute investment securities for the 40% Test and that would be included in the numerator for the Asset Test, as applicable, are referred to as Bad Assets. All other assets, except for Government securities (i.e., U.S. Government Securities) and cash items, are referred to as Good Assets.

In order to rely on Rule 3a-1, an issuer must satisfy the 45% Tests and additionally must not: (i) hold itself out as being engaged primarily, or propose to engage primarily, in the business of investing, reinvesting, or trading in securities; (ii) be engaged or propose to engage in the business of issuing face-amount certificates of the installment type, or have been engaged in such business and have any such certificate outstanding; or (iii) be a special situation investment company.

B.            Status of the Company under the 1940 Act

Arch Coal prepares consolidated financial statements, which are audited and made publicly available in the Company’s filings on Form 10-Q and Form 10-K. Arch Coal does not prepare financial statements on an unconsolidated basis. While the Company believes it is not an investment company on the basis of the 40% Test (as described in Section IV.C.4 herein), Arch Coal has not performed the significant accounting work of examining each of its subsidiaries on a unconsolidated basis as required by the 40% Test. Therefore, rather than examine the status of Arch Coal under the 40% Test, this Application focuses on examining the status of Arch Coal under Rule 3a-1 with reference to the Company’s existing consolidated financial statements.

Currently, Arch Coal is not an investment company on the basis of Rule 3a-1. Specifically, Arch Coal is not, does not hold itself out as being, and does not propose to become engaged primarily in the business of investing in securities. Therefore, Arch Coal believes that it is not an investment company on that basis. Furthermore, Arch Coal does not issue, has never issued, and does not propose to issue face-amount certificates of the installment type. Therefore, Arch Coal is not an investment company on that basis. Moreover, Arch Coal has not and does not secure control of other companies primarily for the purpose of making a profit in the sale of the securities of any such controlled company. Instead, Arch Coal has acquired interests in other mining companies primarily for the purpose of operating the underlying mining assets. Divestitures of such interests typically occur only upon a change in strategic direction and after operating the mining assets for multiple years (in general, most divestitures occur after operating the mining assets for at least 10 years). While Arch Coal has historically held—and currently holds (as described in Section IV.C.4 herein)—interests in joint ventures, such joint venture arrangements are at all times directly related to the Company’s core business or are intended to maximize the operating efficiency and value of the Company’s coal reserves or related assets. Therefore, Arch Coal is not a special situation investment company. Finally, based on Arch Coal’s consolidated financial statements as of March 31, 2020, as discussed in Section IV.C.4 and Section IV.C.5 herein, the Company passes the 45% Tests.

Notwithstanding an issuer’s status under the 40% Test or its inability to comply with the safe harbor set forth in Rule 3a-1, an issuer may nevertheless seek an order under Section 3(b)(2) from the Commission, finding and declaring it to be “primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities either directly or (A) through majority-owned subsidiaries or (B) through controlled companies conducting similar types of businesses.” The 1940 Act does not define the meaning of “primarily engaged,” leaving it to the Commission to determine on a case-by-case basis pursuant to Section 3(b)(2). Once such an order has been granted to a company, however, the Commission has stated that it would exclude such company from the definition “investment company” under the Business Test as well as the 40% Test.13

For purposes of Section 3(b)(2), the five factors set forth in Tonopah Mining are used to determine whether the applicant is primarily engaged in a non-investment company business. Those factors are: (i) a company’s historical development; (ii) its public representations of policy; (iii) the activity of its officers and directors; (iv) the nature of its present assets; and (v) the sources of its present income. As discussed below, each of the five

13 The Commission has recognized that “a determination under Section 3(b)(2) … that an issuer primarily is engaged in a noninvestment business also means that it is not an investment company under Section 3(a)(1)(A).” 1940 Act Release No. 19566 (July 8, 1993) (proposing Rule 3a-8).

factors shows that Arch Coal is an operating company primarily engaged in the business of coal production and is not an investment company.

C.            Application of the Tonopah Mining Test

At all times, the historical development of Arch Coal, the public representations of its policy, the activities of its officers and directors, the nature of its assets, as well as the sources of its income, have been consistent with an operating company that is primarily engaged in the business of coal production. Arch Coal has never held itself out to the public as being primarily engaged in investing, reinvesting, owning, holding, or trading in securities.

1.             Historical Development of the Company

Arch Coal is one of the world’s largest coal producers and marketers for the global steel and power generation industries and has continuously engaged in the business of coal production since its formation. As of December 31, 2019, the Company operated 8 active mines located in each of the major coal-producing regions of the United States. Below is a brief compilation of the Company’s historical development:

•                  Arch Coal was formed in 1997 as a result of a merger between Arch Mineral Corporation and Ashland Coal, Inc. Upon the closing of the merger, the Company became the leading producer of low-sulfur coal in the eastern United States.

•                  In June 1998, the Company expanded into the western United States when it acquired the coal assets of Atlantic Richfield Company. This acquisition included the Black Thunder and Coal Creek mines in the Powder River Basin of Wyoming, the West Elk mine in Colorado and a 65% interest in Canyon Fuel Company, which operated three mines in Utah. In October 1998, the Company acquired a leasehold interest in the Thundercloud reserve, a 412-million-ton federal reserve tract adjacent to the Black Thunder mine.

•                  In July 2004, the Company acquired the remaining 35% interest in Canyon Fuel Company. In August 2004, the Company acquired Triton Coal Company’s North Rochelle mine adjacent to the Black Thunder operation. In September 2004, the Company acquired a leasehold interest in the Little Thunder reserve, a 719-million-ton federal reserve tract adjacent to the Black Thunder mine.

•                  In December 2005, for strategic reasons related to exiting coal production operations in a particular region, the Company sold Hobet Mining, Inc., Apogee Coal Company, and Catenary Coal Company, and their four associated mining complexes (Hobet 21, Arch of West Virginia, Samples and Campbells Creek), as well as approximately 455 million tons of coal reserves in Central Appalachia to Magnum Coal Company, which was subsequently acquired by Patriot Coal Corporation. The sale sharpened the Company’s focus on its western mining operation as well as select Central Appalachian mines.

•                  In October 2009, the Company acquired Rio Tinto’s Jacobs Ranch mine complex in the Powder River Basin of Wyoming, which included 345 million tons of low-cost, low-sulfur coal reserves, and integrated it into the Black Thunder mine.

•                  In June 2011, the Company acquired International Coal Group, Inc., which owned and operated mines primarily in the Appalachian Region of the United States. This acquisition significantly expanded the Company’s operations and growth opportunities in metallurgical coal markets.

•                  In August 2013, the Company sold Canyon Fuel Company, LLC, which owned and operated the Company’s Utah operations.

•                  In January 2016, Arch Coal and substantially all of its domestic wholly-owned subsidiaries (collectively, the “Debtors”) filed voluntary petitions for reorganization under Chapter 11 of Title 11 of the U.S. Code in the United States Bankruptcy Court for the Eastern District of Missouri (the “Court”). The Debtors’ Chapter 11 cases were jointly administered under the caption In re Arch Coal, Inc., et al. Case No. 16-40120 (lead case). In September 2016, the Court entered an order confirming the Debtors’ Fourth Amended Joint Plan of Reorganization under Chapter 11 of the Bankruptcy Code, dated as of September 11, 2016 (the “Plan”). In October 2016, Arch Coal emerged from Chapter 11 and the Plan became effective on such date.

Having emerged from Chapter 11, the Company continues to operate as one of the world’s largest coal producers. For the year ended December 31, 2019, Arch Coal sold approximately 90 million tons of coal, including approximately 0.5 million tons of coal purchased from third parties. Arch Coal sells substantially all of its coal to power plants, steel mills, and industrial facilities. The locations of the mines and access to export facilities enables Arch Coal to ship coal worldwide.

The Company’s history clearly shows that it primarily engages in the development and operation of its coal mines, not in the business of investing, reinvesting, owning, holding, and trading in securities.

2.             Public Representations of Policy

Arch Coal has been consistent in its press releases, marketing materials, and website that it is engaged in the business of coal production, including the operation of its coal mines. As a public company, Arch Coal’s annual and quarterly reports and offering documents emphasize its operating results and do not emphasize either any investment income or the possibility of significant capital gains as a material factor in its business or future growth. Arch Coal does not hold itself out to the public, through press releases, public statements, or in any other manner, as an investment company within the meaning of the 1940 Act or as engaging in the business of investing, reinvesting, owning, holding or trading in securities. Furthermore, neither Arch Coal nor the Arch Coal brand is perceived to be associated with the activities of an investment company within the meaning of the 1940 Act.

3.             Activities of Officers and Directors

Arch Coal’s executive officers spend substantially all of their business time and attention managing Arch Coal’s business of coal production, including the operation of its coal mines. Their activities include overseeing the following areas, among others: mining operations; transportation and distribution; sales and marketing; quality control; customer support; finance; accounting; recruiting; legal; contract administration; and government relations. In addition to traditional sales of coal through supply arrangements, the Company employs strategies to use coal and coal-related commodities and contracts for those commodities in order to manage and hedge volumes and/or prices associated with its planned coal sales or purchases, reduce its exposure to the volatility of market prices, or augment the value of the portfolio of its traditional assets. A typical example of the Company’s use of these commodity contracts is the use of a financial coal swap contract to mitigate the exposure to changing prices resulting from a physical coal supply contract that has index-based pricing. These risk management and optimization activities are managed as part of the Company’s sales and marketing function. None of Arch Coal’s executive officers, other than the Chief Financial Officer, spends any significant time managing cash balances and short-term liquidity instruments. The Chief Financial Officer oversees ordinary course cash management and short-term liquidity instruments with a view toward supporting the long-term business operations of Arch Coal (e.g., in support of capital expenditures and other business expenses). None of the Company nor its personnel engages in any speculative trading or investing activity. As to Arch Coal’s directors, they spend substantially all of their time as directors overseeing Arch Coal’s business of coal production and not on activities related to managing investment securities.

For further background, the positions and biographical summaries of Arch Coal’s executive officers as of March 31, 2020 are as follows:

•                  Paul T. Demzik has served as Senior Vice President and Chief Commercial Officer since January 2019. From June 2013 to January 2019, Mr. Demzik served as Head of Thermal Coal Trading with Anglo American Marketing Limited in London and served as President of Peabody COALTRADE, LLC from July 2005 to July 2012.

•                  John T. Drexler has served as Senior Vice President and Chief Financial Officer since 2008. Mr. Drexler served as Vice President — Finance and Accounting from 2006 to 2008. From 2005 to 2006, Mr. Drexler served as Director of Planning and Forecasting. Prior to 2005, Mr. Drexler held several other positions within the Company’s finance and accounting department.

•                  John W. Eaves has served as Chief Executive Officer since April 2012. During his tenure with the Company, Mr. Eaves has also held the positions of President and Chief Operating Officer, Senior Vice President of Marketing, and Vice President of Marketing and President of Arch Coal Sales, the Company’s marketing subsidiary. Mr. Eaves joined the Company in 1987 after serving in various marketing-related positions at Diamond Shamrock Coal Company and Natomas Coal Company. In addition to his responsibilities with Arch Coal, he serves on the boards of the National Association of Manufacturers, the National Mining Association and CF Industries Holdings, Inc. Mr. Eaves was previously a director of Advanced Emissions Solutions, Inc. and is former chairman of the National Coal Council.

•                  Robert G. Jones has served as Senior Vice President — Law, General Counsel and Secretary since 2008. Mr. Jones served as Vice President — Law, General Counsel and Secretary from 2000 to 2008.

•                  Paul A. Lang has served as President and Chief Operating Officer since April 2015. He previously served as Executive Vice President and Chief Operating Officer from April 2012 to April 2015 and as Executive Vice President — Operations from August 2011 to April 2012. Mr. Lang served as Senior Vice President — Operations from 2006 through August 2011, as President of Western Operations from 2005 through 2006 and President and General Manager of Thunder Basin Coal Company from 1998 to 2005. Mr. Lang is a director of Knight Hawk Holdings, LLC, in which the Company owns an equity interest, and the National Mining Association. Mr. Lang previously served as a director of Advanced Emissions, Inc. Mr. Lang also served on the development board of the Mining Department of the Missouri University of Science & Technology, and is the former chairman of the University of Wyoming’s School of Energy Resources Council. Mr. Lang became a director of the Company in February 2020.

•                  Deck S. Slone has served as Senior Vice President-Strategy and Public Policy since June 2012. Mr. Slone served as Vice President-Government, Investor and Public Affairs from 2008 to June 2012. Mr. Slone served as Vice President-Investor Relations and Public Affairs from 2001 to 2008. In the past, Mr. Slone served as the Chair of the National Coal Council, the immediate past co-chair of the Carbon Utilization Research Council, and the Chair of the National Mining Association’s Energy Policy Task Force.

•                  John A. Ziegler has served as Senior Vice President & Chief Administrative Officer since January 2019. Mr. Ziegler previously served as Chief Commercial Officer from March 2014 to January 2019. Mr. Ziegler served as Vice President-Human Resources from April 2012 to March 2014. From October 2011 to April 2012, Mr. Ziegler served as Senior Director-Compensation and Benefits. From 2005 to October 2011 Mr. Ziegler served as Vice President-Contract Administration, President of Sales, then finally Senior Vice President, Sales and Marketing and Marketing Administration. Mr. Ziegler joined Arch Coal in 2002 as Director-Internal Audit. Prior to joining Arch Coal, Mr. Ziegler held various finance and accounting positions with bioMerieux and Ernst & Young.

The positions and biographical summaries of Arch Coal’s non-employee members of its board of directors (the “Board”) as of March 31, 2020 are as follows:

•                  Patrick J. Bartels, Jr. has served as a managing member at Redan Advisors LLC since December 2018. From 2002 to December 2018, Mr. Bartels served as a managing principal at Monarch Alternative Capital LP, a private investment firm that focused primarily on distressed companies. Prior to joining Monarch, Mr. Bartels was a high-yield investments analyst at Invesco Ltd. He began his career at PricewaterhouseCoopers LLP. He holds the Chartered Financial Analyst designation.

•                  James N. Chapman has served as a non-executive advisory director of SkyWorks Capital, LLC, an aviation and aerospace management consulting services company, since 2004. Mr. Chapman has served as chairman of the Board since October 2016. Mr. Chapman has more than 30 years of investment banking experience across a wide range of industries, including metals and mining, energy, and natural resources, as well as significant experience as a capital markets and strategic planning consultant. He has served on numerous boards of directors of publicly held and private companies during his career.

•                  Sherman K. Edmiston III is the managing member of HI CapM Advisors, Ltd., a consulting firm that provides strategic and financial advisory services to private equity funds, hedge funds, asset managers and corporations. From 2009 to 2015, Mr. Edmiston served as a managing director of Zolfo Cooper LLC, a leading provider of restructuring, financial and corporate advisory services. He also served as chief restructuring officer of Xinergy, Ltd., a Central Appalachian producer of thermal and metallurgical coal, from May to September 2015. Mr. Edmiston has over 20 years of experience working with companies undergoing major transitions as a principal investor, investment banker and advisor.

•                  Robert B. Hamill served as a managing director of Jefferies and Company Inc. from 2008 to November 2018. From 2003 to 2008, Mr. Hamill was a managing director at Lehman Brothers Inc., and, from 1994 to 2002, he served as a managing director of J.P. Morgan Securities Inc. He has also held vice president positions at Citicorp Securities Markets Inc. and Drexel Burnham Lambert Inc. Mr. Hamill started his career as an analyst with E.F. Hutton & Company Inc.

•                  Holly Keller Koeppel served as managing partner and head of Gateway Infrastructure Investments LP from March 2015 to January 2017. From 2010 to February 2015, she was partner and global co-head of Citi Infrastructure Investors, a division of Citigroup, Inc. Ms. Koeppel served as executive vice president and chief financial officer of American Electric Power Corporation (“AEP”) from 2006 to 2009 and several additional executive positions at AEP from 2000 to 2006.

•                  Patrick A. Kriegshauser serves as executive vice president, chief financial officer and a director of ArchKey Holdings Inc. Mr. Kriegshauser also serves as executive vice president of Sachs Electric Company, which is owned by ArchKey Holdings Inc. He has held executive-level positions with Sachs Electric Company since 2000. From 1985 to 2000, Mr. Kriegshauser served in various executive capacities at Arch Coal, including serving as senior vice president and chief financial officer from 1996 to 2000. He started his career at PricewaterhouseCoopers LLP.

•                  Richard A. Navarre serves as president and chief executive officer of Covia Corporation, a position he has held since May 2019. He served as president and chief commercial officer of Peabody from 2008 until his retirement in 2012 and as Peabody’s chief financial officer and executive vice president of corporate development from 1999 to 2008. Prior to joining Peabody in 1993, Mr. Navarre was a senior manager with KPMG, LLP.

The annual meeting of stockholders (the “Annual Meeting”) of Arch Coal occurred on April 30, 2020. At the conclusion of the Annual Meeting, Mr. Eaves succeeded Mr. Chapman as executive chairman of the Board, and Mr. Chapman became lead independent director. The following changes also occurred at the conclusion of the Annual Meeting: Matthew C. Giljum succeeded Mr. Drexler as Chief Financial Officer; Mr. Drexler succeeded Mr. Lang as Chief Operating Officer; and Mr. Lang, who joined the Board in February 2020, succeeded Mr. Eaves as Chief Executive Officer. Mr. Giljum, a Certified Public Accountant, joined Arch Coal in 2002 and has served as the Company’s vice president of finance since 2009 and treasurer since 2015.

As of December 31, 2019, Arch Coal employed approximately 3,700 full- and part-time employees located in the United States and the Company’s overseas offices. As discussed above, none of the Company’s employees engages in any speculative trading or investing activity. Arch Coal’s employees are involved in the following functions, among others: mining operations; transportation and distribution; sales and marketing; quality control; customer support; finance; accounting; recruiting; legal; contract administration; and government relations.

4.             Nature of Assets

The nature of the Company’s assets is consistent with that of a coal production company. The consolidated financial statements of Arch Coal included in the Company’s quarterly report on Form 10-Q for the period ended March 31, 2020 (the “Q1 2020 Financials”)14 show that, out of total assets of approximately $1.9 billion, Arch Coal has approximately (in descending order of value):

•                  $1 billion in property, plant and equipment;

•                  $182 million in other receivables, other current assets and other noncurrent assets, consisting generally of federal royalty credits, federal income tax receivables, prepaid assets, right-of-use operating lease assets, coal derivative assets (substantially related to hedging of future coal sales), and various other deposits and non-trade receivables;

•                  $150 million in inventories, consisting of coal as well as repair parts and supplies;

•                  $149 million in trade accounts receivable, consisting of receivables generated from the sale of coal;

•                  $107 million in equity investments,15 consisting of:

•                  a 48% equity interest in Knight Hawk Holdings, LLC (“Knight Hawk”), a coal producer in the Illinois Basin (which Arch Coal acquired in part with coal reserves that were not in the Company’s near-term mining plans); and

•                  a general partnership interest representing 35% of the ownership in Dominion Terminal Associates (“DTA”), an operator of a ground storage-to-vessel coal transloading facility in Newport News, Virginia (under the terms of a throughput and handling agreement with DTA, each partner—including Arch Coal—is charged its share of cash operating and debt-service costs in exchange for the right to use the facility’s loading capacity);

•                  $105 million in cash and cash equivalents;

•                  $91 million in highly liquid investment-grade corporate notes and bonds (the “Liquidity Instruments”); and

•                  $38 million in U.S. Government Securities.

The Liquidity Instruments are generally not categorized as cash equivalents for accounting purposes, and each of Knight Hawk and DTA is neither a majority-owned subsidiary of, nor controlled primarily by, the Company. Thus, Arch Coal conservatively categorizes the Liquidity Instruments as well as its interests in Knight Hawk and DTA as Bad Assets. Except for the JV Interest, the Company does not have, and does not anticipate acquiring, any other material asset that may be categorized as a Bad Asset. Accordingly, based on the Q1 2020 Financials, Arch Coal has approximately (in descending order of value):

•                  Good Assets valued at $1.5 billion;

14 The Q1 2020 Financials are available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1037676/000155837020004205/arch-20200423x10q.htm#Item1FinancialStatements_963157.

15 The equity investments are described in the Company’s annual report on Form 10-K for the period ended December 31, 2019, which is available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/1037676/000162828020001344/aci-20191231x10k.htm.

•                  Bad Assets valued at $197 million;

•                  Cash items valued at $105 million; and

•                  U.S. Government Securities valued at $38 million.

Therefore, the Company’s ratio for purposes of the Asset Test is approximately 11.5% as of the Q1 2020 Financials. While this Application does not apply the 40% Test because Arch Coal does not prepare financial statements on an unconsolidated basis, the Company believes the ratio for purposes of the 40% Test would be substantially similar to the ratio for purposes of the Asset Test.16

After the formation of the Joint Venture, Arch Coal believes that it will continue to be primarily engaged in the business of coal production through its wholly-owned subsidiaries as well as through its “controlled companies”17 (i.e., Knight Hawk, DTA and the Joint Venture) that are also primarily engaged in the business of coal production (and conducting similar types of business operations). Each of the Joint Venture, Knight Hawk, and DTA will be considered a controlled company of Arch Coal within the meaning of Section 3(b)(2) because Arch Coal’s ownership over the applicable entities will satisfy the definition of “control” under Section 2(a)(9).18 However, none of Knight Hawk, DTA or the Joint Venture will be a majority-owned subsidiary of, nor controlled primarily by, the Company. Therefore, based on the book value of the Company’s assets (consistent with its publicly available consolidated financial statements), the proposed contribution of assets to the Joint Venture by the Company would appear to cause the Asset Test to reach approximately 50%. On the other hand, as previously discussed in Section III, based on a fair value analysis, the Company would pass the Asset Test immediately after contributing its assets to the Joint Venture—but by a margin that is too close for comfort, given the Asset Test is an ongoing quarterly test.

5.             Sources of Income

Arch Coal derives substantially all of its income from its coal production business. The Company’s revenues come from sales to customers of coal produced by Arch Coal or coal purchased from third parties, and the Company’s primary expense is its cost of sales. Since Arch Coal emerged from bankruptcy in 2016, it has earned approximately:

•                  $33 million in net income for the period of October 2 through December 31, 2016;

16 Substantially all of the Liquidity Instruments, U.S. Government Securities and cash items are held directly on the unconsolidated balance sheet of Arch Coal, Inc. Further, the Company’s interest in each of Knight Hawk and DTA is held through an intermediate holding company that has no other material assets. Thus, Arch Coal believes that neither intermediate holding company would be able to rely on the 40% Test, and the equity of such intermediate holding companies would be a Bad Asset directly on the unconsolidated balance sheet of Arch Coal, Inc. This arrangement effectively places the value of Knight Hawk and DTA directly on the unconsolidated balance sheet of Arch Coal, Inc. While the Company has not performed the significant accounting work of examining each of its subsidiaries on a unconsolidated basis as required by the 40% Test, the preceding facts indicate that the ratio for purposes of the 40% Test as applied to Arch Coal would be substantially similar to the ratio for purposes of the Asset Test as applied to Arch Coal.

17 Arch Coal owns more than 25% of the voting securities of each of Knight Hawk and DTA and, therefore, Knight Hawk and DTA are “controlled companies” of Arch Coal conducting similar types of businesses as Arch Coal for purposes of Section 3(b)(2). Indeed, while neither Knight Hawk nor DTA is controlled primarily by the Company, the Company’s interests in these joint ventures are directly related to the Company’s core business operations. Specifically, the Company acquired its interest in Knight Hawk in large part from the contribution of coal reserves that Arch Coal controlled but did not plan to mine in the near term, and the Company’s interest in DTA allows Arch Coal to control port capacity that is necessary for marketing its metallurgical coal to international customers. Additionally, the Company has representation on the board of each of Knight Hawk and DTA and has substantial oversight and veto rights related to those entities.

18 Section 2(a)(9) defines control as “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.” In addition, Section 2(a)(9) provides for a presumption of control over a company if the parent company beneficially owns more than 25% of the voting securities of such company, which presumption would apply here because Arch Coal owns more than 25% of each of Knight Hawk and DTA (and would own more than 25% of the Joint Venture).

•                  $238 million in net income for the year ended December 31, 2017;

•                  $313 million in net income for the year ended December 31, 2018;

•                  $234 million in net income for the year ended December 31, 2019; and

•                  $(25.3) million in net loss for the three months ended March 31, 2020.

During this period, Arch Coal’s interest and investment income represented only a very minor portion of Arch Coal’s net income. Specifically, the Company’s interest and investment income ranged from a low of less than $0.5 million during 2016 to a high of less than $10 million during 2019. These figures show that, for purposes of the Income Test, the vast majority of Arch Coal’s current net income is derived from its coal operations rather than Bad Assets. Even after the formation of the Joint Venture, Arch Coal anticipates that less than approximately 25% of the Arch Coal’s net income would be derived from Bad Assets (assuming the Joint Venture would be considered a Bad Asset), although that could fluctuate significantly depending on conditions in the coal markets.

V.                                    SUPPORTING PRECEDENT

The Commission has issued several orders pursuant to Section 3(b)(2) involving companies with a history of operations, public representations, officer and director activities, assets, and income sources comparable to Arch Coal, including: ACS Wireless, Inc., 1940 Act Rel. Nos. 30567 (June 25, 2013) (notice) and 30602 (July 19, 2013) (order); Rio Tinto plc and Rio Tinto Limited, 1940 Act Rel. Nos. 29889 (Dec. 19, 2011) (notice) and 29921 (Jan. 17, 2012) (order); SeaCo Ltd., 1940 Act Rel. Nos. 29176 (Mar. 17, 2010) (notice) and 29206 (Apr. 9, 2010) (order); Gold Reserve Corp., 1940 Act Rel. Nos. 15911 (Aug. 11, 1987) (notice) and 15973 (Sep. 11, 1987) (order); Consolidated Gold Fields Limited, 1940 Act Rel. Nos. 8210 (Jan. 30, 1974) (notice) and 8353 (May 16, 1974) (order); and Pacific Silver Corporation, 1940 Act Rel. Nos. 6586 (June 23, 1971) (notice) and 6625 (July 16, 1971) (order).

The following analysis of the three most recent precedent applications cited above demonstrates that the Company’s situation as described in this Application compares favorably to many instances in which the Commission has granted orders pursuant to Section 3(b)(2). Therefore, Arch Coal respectfully requests to benefit from the same relief.

A.            ACS Wireless

ACS Wireless, Inc. (“ACS Wireless”), a telecommunications company, asserted in its application to the Commission that it was at risk of being classified as an “investment company” because, similar to Arch Coal, ACS Wireless had entered into a joint venture arrangement in support of its ordinary course business operations that could cause over 40% of its assets to be classified as “investment securities.”

As stated in the application, ACS Wireless and its publicly listed parent, Alaska Communications Systems Group, Inc. (“ACS Group”), agreed to form a joint venture with General Communications, Inc. (“GCI”) and GCI Wireless Holdings, LLC (“GCI Wireless”) pursuant to which each of ACS Wireless, ACS Group, GCI and GCI Wireless would contribute substantially all the assets used in its wireless businesses (other than its retail wireless business) and certain related telecommunications transport assets to a newly formed limited liability company, The Alaska Wireless Network, LLC (the “AWN JV”) (such transactions collectively, the “Transaction”). Under the terms of the Transaction, ACS Wireless would (i) sell or license certain assets used primarily in ACS Group’s wireless activities and its related data transport business to GCI for $100 million in cash and (ii) transfer to the AWN JV all remaining tangible and intangible assets owned, leased or held by ACS Wireless or any of its affiliates used primarily in connection with the conduct of ACS Group’s wireless activities (other than its retail wireless business) and its related data transport business. Upon completion of the Transaction, ACS Wireless would become a member of the AWN JV, and the AWN JV would be owned 66 2/3% by GCI Wireless and 33 1/3% by ACS Wireless. Under the terms of the Transaction, the AWN JV would be primarily engaged in providing wholesale wireless communications services to its members.

In its application, ACS Wireless asserted that (i) the Transaction would not change the fundamental nature of its business of providing wireless telecommunications services to consumers and businesses in Alaska and (ii) ACS Wireless would presumptively “control” the AWN JV for purposes of Section 2(a)(9) because it would own more than 25% of the AWN JV’s voting securities and would exercise a controlling influence over the management and policies of the AWN JV through ACS Group’s position on the board of directors and through certain contractual rights preventing the AWN JV from taking significant actions without the approval of ACS Wireless. ACS Wireless further asserted that, as a result of the Transaction, it would in effect convert the majority of its existing Good Assets into an interest that may constitute an “investment security” in a controlled, but not primarily controlled, entity. ACS Wireless anticipated that the book value of its interest in the AWN JV would constitute substantially more than 50% of its total unconsolidated assets.

Except for the nature of the respective business operations of Arch Coal and ACS Wireless, these facts and representations are substantially similar to the facts and representations set forth by Arch Coal in this Application. Similar to Arch Coal in this Application, ACS Wireless ultimately asserted that its history of operations, public representations, officer and director activities, assets, and income sources were consistent with an operating company that is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

The Commission granted relief to ACS Wireless in an order dated July 19, 2013. See Alaska Communications Systems Group, Inc. and Alaska Communications Systems Holdings, Inc., application under Section 3(b)(2) of the 1940 Act, File No. 812-14066 (Aug. 3, 2012; amended Jan. 30, 2013; June 24, 2013).

B.            Rio Tinto

Rio Tinto plc (“RTP”) and Rio Tinto Limited (“RTL,” and together with RTP, “Rio Tinto”), a mining company, asserted in its application to the Commission that it was at risk of being classified as an “investment company” because, similar to Arch Coal, Rio Tinto would—out of an abundance of caution—categorize certain assets acquired in the ordinary course of its business operations as “investment securities,” which categorization could cause over 40% of its assets to be classified as “investment securities.”

Rio Tinto stated that it is a dual-listed company (“DLC”) comprised of two distinct, commonly controlled corporate entities—RTP and RTL—that operate pursuant to a DLC Sharing Agreement (the “Sharing Agreement”). Although RTP and RTL are two distinct corporate entities with separately traded securities, Rio Tinto stated that, pursuant to the Sharing Agreement, each of RTP and RTL is required to operate, as far as possible, as if the two companies and their respective subsidiaries were a single enterprise, and holders of RTP and RTL shares have shared rights between them. Rio Tinto also stated that, out of an abundance of caution and a concern that RTP, RTL and/or Rio Tinto could be classified as an “investment company” under Section 3(a)(1)(C), Rio Tinto has viewed certain transfers of cash between RTP and RTL as creating “intra-group receivables” that are treated as either “investment securities” on the balance sheet of the subsidiary distributing the cash or as “investment income”—despite the fact that the cash being distributed is derived from Rio Tinto’s operations and, absent the DLC structure, would not raise concerns under the 1940 Act. Rio Tinto further stated that it actively monitored the movement of funds between subsidiaries in order to maintain RTP’s and RTL’s status under the 1940 Act and that such treatment limited Rio Tinto’s ability to fund its operating activities in a tax- or capital-efficient manner.

In its application, Rio Tinto asserted that in order to adequately fund its operations and successfully compete in the mining industry, Rio Tinto needed the financial flexibility to freely move funds between subsidiaries in the DLC structure and to quickly capitalize on new opportunities as they arose. Rio Tinto further asserted that, as of December 31, 2010, the percentage of RTP’s total assets on an unconsolidated basis (exclusive of U.S. Government Securities and cash items) that were “investment securities” was approximately 9.1%, and the percentage of RTL’s total assets (exclusive of U.S. Government Securities and cash items) that were “investment securities” was approximately 29.2%. However, Rio Tinto asserted that if it were to continue to transfer funds among RTP and RTL in a tax- and capital efficient manner, and were to continue to treat intra-group receivables arising from such transfers as “investment securities,” then either RTP or RTL (and, in effect, Rio Tinto) could run a significant risk of being deemed an “investment company” under Section 3(a)(1)(C). Rio Tinto also asserted similar historical and projected results under Rule 3a-1.

The respective nature of the business operations of Arch Coal and Rio Tinto are substantially similar. Additionally, similar to Rio Tinto’s conservative categorization of certain intra-group receivables as Bad Assets, Arch Coal expects to conservatively categorize the JV Interest as a Bad Asset. Arch Coal’s assertion that it is impracticable to operate a publicly traded mining company under the circumstances described in this Application mirrors Rio Tinto’s assertion that, in order to adequately fund its operations and successfully compete in the mining industry, Rio Tinto needed the financial flexibility to freely move funds between subsidiaries in the DLC structure and to quickly capitalize on new opportunities. Finally, similar to Arch Coal in this Application, Rio Tinto ultimately asserted that its history of operations, public representations, officer and director activities, assets, and income sources were consistent with an operating company that is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

The Commission granted relief to Rio Tinto in an order dated January 17, 2012. See Rio Tinto plc and Rio Tinto Limited, application under Section 3(b)(2) of the 1940 Act, File No. 812-13777 (May 27, 2010; amended Dec. 16, 2010; July 1, 2011).

C.            SeaCo

SeaCo Ltd. (“SeaCo”), a shipping container company, asserted in its application to the Commission that it was at risk of being classified as an “investment company” because, similar to Arch Coal, SeaCo had (as the result of reorganization proceedings) entered into a joint venture arrangement in support of its ordinary course business operations that could cause over 40% of its assets to be classified as “investment securities.”

In its application, SeaCo stated that, in addition to directly owning a fleet of shipping containers (and, to a lesser degree, land containers), it also conducted its business through its wholly-owned subsidiaries and through a controlled company, GE SeaCo SRL (“GE SeaCo”), in a joint venture with General Electric Capital Corporation (“GECC”). SeaCo stated that GE SeaCo was an operating company engaged in the business of leasing marine containers to ocean carriers and shippers, leasing land containers, and disposing of containers at the end of their useful economic life. SeaCo directly owned approximately 50% of the outstanding voting securities of GE SeaCo, which entitled SeaCo to appoint four of the nine members of GE SeaCo’s board of managers (the “GE SeaCo Board”). GECC, which owned the remaining 50% of the outstanding voting securities of GE SeaCo, held the right to appoint five of the nine members of the GE SeaCo Board.

SeaCo further stated that it actively participated in the management and affairs of GE SeaCo and conducted its shipping container business through GE SeaCo by making decisions with GE SeaCo about the repair, positioning, re-leasing or sale of its containers. SeaCo also stated that, working in partnership with GECC, it provided strategic direction to management. Additionally, SeaCo’s representation on the GE SeaCo Board permitted SeaCo to block certain actions that required the approval of seven out of the nine managers (such as the selection of auditors, the seconding of employees to GE SeaCo from GECC and its affiliates, and the conversion of GE SeaCo to a new corporate form). Finally, SeaCo stated that it had maintained strong shareholder rights, which included the power to block various transactions that require a supermajority vote of shareholders (including certain sales transactions, amending the articles of organization, and increasing or decreasing the number of managers or the maximum or minimum number of managers).

In its application, SeaCo asserted that it exercised “control” over GE SeaCo for purposes of Section 2(a)(9) by virtue of its ownership stake and participation on the GE SeaCo Board. SeaCo further asserted that, if it were to become subject to regulation under the 1940 Act, SeaCo would be severely hindered in its ability to conduct its shipping container leasing business through GE SeaCo, a controlled company. Additionally, SeaCo asserted that, without the requested order, it would be extremely difficult for SeaCo to obtain financing necessary to pursue strategic objectives because of regulatory restrictions under the 1940 Act, which SeaCo submitted were not intended to be imposed on companies in a position similar to that of SeaCo. Therefore, without the requested relief, SeaCo would have to substantially restructure its business so as to otherwise except itself from the 1940 Act’s coverage, which would pose great jeopardy to the purpose and objectives of the plan of reorganization described in SeaCo’s application.

Except for the nature of the respective business operations of Arch Coal and SeaCo, and further except for SeaCo’s obligations pursuant to its plan of reorganization, these facts and representations are substantially similar to the facts and representations set forth by Arch Coal in this Application. Similar to Arch Coal in this Application, SeaCo ultimately asserted that its history of operations, public representations, officer and director activities, assets, and income sources were consistent with an operating company that is primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

The Commission granted relief to SeaCo in an order dated April 9, 2010. See SeaCo Ltd., application under Section 3(b)(2) of the 1940 Act, File No. 812-13753 (Feb. 9, 2010; amended Mar. 4, 2010; Mar. 16, 2010).

VI.                               REQUEST FOR ORDER

For the above reasons, Arch Coal requests an order pursuant to Section 3(b)(2) declaring it to be primarily engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

VII.                          PROCEDURAL MATTERS

Pursuant to Rule 0-2(f) under the 1940 Act, Arch Coal (“Applicant”) states that its address is:

Arch Coal, Inc.

One CityPlace Drive, Suite 300

St. Louis, Missouri 63141

Applicant further states that all written or oral communications concerning this Application should be directed to the persons listed on the first page of this Application.

Pursuant to Rule 0-2(c)(1) and 0-2(c)(2) under the 1940 Act, Applicant hereby states that the officer signing and filing this Application on behalf of Applicant is fully authorized to do so. Under the provisions of Applicant’s certificate of incorporation, responsibility for the management of the affairs and business of Applicant is vested in its board. Resolutions duly adopted by Applicant’s board authorizing the preparation and filing of this Application are attached to this Application as Exhibit A. Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of Applicant.

The Verification required by Rule 0-2(d) under the 1940 Act is attached hereto as Exhibit B.

Applicant requests that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

Date: May 5, 2020

Respectfully submitted,

Arch Coal, Inc.

/s/ Robert G. Jones

	By:	Robert G. Jones
	Title:	Senior Vice President — Law, General Counsel and Secretary

EXHIBIT A

CERTIFICATION

I, Robert G. Jones, Senior Vice President — Law, General Counsel and Secretary of Arch Coal, Inc., a Delaware corporation (“Arch Coal” or the “Company”), do hereby certify that the following resolutions were duly adopted by the Board of Directors (the “Board”) of Arch Coal. I further certify that said resolutions are still in full force and effect and have not been amended or repealed.

WHEREAS, the Company seeks to enter into a joint venture (the “Joint Venture”) with Peabody Energy Corp., a publicly listed natural resource and mining company (“Peabody”), pursuant to which Arch Coal and Peabody will contribute property, plant, and equipment, inventory, and other assets to the Joint Venture, in exchange for which the Company will receive, among other consideration, a 33.5% interest in the Joint Venture, board representation, and control rights with respect to the Joint Venture.

WHEREAS, the Company is aware that, absent an applicable exemption, its interest in the Joint Venture could be deemed to be an “investment security” within the meaning of Section 3(a)(2) of the Investment Company Act of 1940, as amended (“1940 Act”), and that the Company could be deemed to be an investment company under Section 3(a)(1)(C) of the 1940 Act if it holds investment securities having a value that exceeds 40 percent of the value of its total assets (exclusive of Government securities, cash and cash items).

WHEREAS, the Company and this Board have had, and do have, the intent for the Company to be engaged primarily in a business other than that of investing, reinvesting, owning, holding or trading in securities, and the Company further believes that, notwithstanding any interest in the Joint Venture, the Company would not be an investment company because it is primarily engaged in the non-investment company business of coal production.

RESOLVED, that the Board hereby reaffirms that the Company is engaged in a business other than that of investing, reinvesting, owning, holding or trading in securities.

RESOLVED FURTHER, that the Board authorizes the Company to file with the Securities and Exchange Commission (“SEC”) an exemptive order application pursuant to Section 3(b)(2) of the 1940 Act finding and declaring that Arch Coal is primarily engaged in a business or businesses other than that of investing, reinvesting, owning, holding, or trading in securities and, therefore, is not an “investment company,” as such term is defined in the 1940 Act.

RESOLVED FURTHER, in the alternative, the Board authorizes the Company to file with the SEC an exemptive order application pursuant to Section 6(c) of the 1940 Act seeking an exemption from registration and regulation as an investment company, as such exemption in the Company’s case would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

RESOLVED FURTHER, that the officers and employees of the Company are authorized to take any and all actions reasonably necessary or appropriate to implement these resolutions and all actions previously taken by the officers of the Company in connection with effectuating the intent and purposes of the foregoing resolutions are hereby ratified and affirmed.

IN WITNESS WHEREOF, I have set my name this 20th of December, 2019.

/s/ Robert G. Jones
Name: Robert G. Jones

Title: Senior Vice President — Law, General Counsel and Secretary

EXHIBIT B

VERIFICATION

ARCH COAL, INC.

The undersigned states that he has duly executed the attached Application dated May 5, 2020, for and on behalf of Arch Coal, Inc., that he is the Chief Financial Officer and is authorized to sign the Application on its behalf, and that all action by stockholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Robert G. Jones
Name: Robert G. Jones

Title: Senior Vice President — Law, General Counsel and Secretary